UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

 (Amendment No. 1)

Under the Securities Exchange Act of 1934

AQUANTIA CORP.

(Name of Issuer)

COMMON STOCK, $0.00001 PAR VALUE

(Title of Class of Securities)

03842Q108

(CUSIP Number)

december 31, 2018

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03842Q108	Page 2 of 10 Pages

1.	Name of Reporting Persons Aquan LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,363,967 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,363,967 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,363,967 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.8% (3)
12.	Type of Reporting Person (See Instructions) OO

(1) This Schedule 13G is filed by Aquan LLC (“Aquan”), Nauqa LLC (“Nauqa”), Walden CEL Global Fund I, L.P. (“Walden”), Luster Palace Limited (“Luster”), Hing Wong (“Wong”) and Yizhe Wang (“Wang”) (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) Consists of 2,363,967 shares of the Issuer’s common stock held by Aquan. Walden and Luster are the members of Aquan and Wong and Wang are the managers of Aquan. Aquan, Walden, Luster, Wong and Wang share power to direct the voting and disposition of the shares. Each of Walden, Luster, Wong and Wang disclaim beneficial ownership of the shares except to the extent of his or its respective pecuniary interest therein.

(3) This percentage is calculated based upon 34,854,563 outstanding shares of the Issuer’s common stock, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q (File No. 001-38270) filed with the Securities and Exchange Commission on November 7, 2018.

CUSIP No. 03842Q108	Page 3 of 10 Pages

1.	Name of Reporting Persons Nauqa LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) OO

(1) The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 03842Q108	Page 4 of 10 Pages

1.	Name of Reporting Persons Walden CEL Global Fund I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,363,967 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,363,967 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,363,967 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.8% (3)
12.	Type of Reporting Person (See Instructions) PN

(1) The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) Consists of 2,363,967 shares of the Issuer’s common stock held by Aquan. Walden and Luster are the members of Aquan and Wong and Wang are the managers of Aquan. Aquan, Walden, Luster, Wong and Wang share power to direct the voting and disposition of the shares. Each of Walden, Luster, Wong and Wang disclaim beneficial ownership of the shares except to the extent of his or its respective pecuniary interest therein.

(3) This percentage is calculated based upon 34,854,563 outstanding shares of the Issuer’s common stock, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q (File No. 001-38270) filed with the Securities and Exchange Commission on November 7, 2018.

CUSIP No. 03842Q108	Page 5 of 10 Pages

1.	Name of Reporting Persons Luster Palace Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,363,967 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,363,967 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,363,967 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.8% (3)
12.	Type of Reporting Person (See Instructions) OO

(1) The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) Consists of 2,363,967 shares of the Issuer’s common stock held by Aquan. Walden and Luster are the members of Aquan and Wong and Wang are the managers of Aquan. Aquan, Walden, Luster, Wong and Wang share power to direct the voting and disposition of the shares. Each of Walden, Luster, Wong and Wang disclaim beneficial ownership of the shares except to the extent of his or its respective pecuniary interest therein.

(3) This percentage is calculated based upon 34,854,563 outstanding shares of the Issuer’s common stock, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q (File No. 001-38270) filed with the Securities and Exchange Commission on November 7, 2018.

CUSIP No. 03842Q108	Page 6 of 10 Pages

1.	Name of Reporting Persons Hing Wong
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,363,967 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,363,967 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,363,967 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.8% (3)
12.	Type of Reporting Person (See Instructions) IN

(1) The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) Consists of 2,363,967 shares of the Issuer’s common stock held by Aquan. Walden and Luster are the members of Aquan and Wong and Wang are the managers of Aquan. Aquan, Walden, Luster, Wong and Wang share power to direct the voting and disposition of the shares. Each of Walden, Luster, Wong and Wang disclaim beneficial ownership of the shares except to the extent of his or its respective pecuniary interest therein.

(3) This percentage is calculated based upon 34,854,563 outstanding shares of the Issuer’s common stock, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q (File No. 001-38270) filed with the Securities and Exchange Commission on November 7, 2018.

CUSIP No. 03842Q108	Page 7 of 10 Pages

1.	Name of Reporting Persons Yizhe Wang
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,363,967 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,363,967 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,363,967 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.8% (3)
12.	Type of Reporting Person (See Instructions) IN

(1) The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) Consists of 2,363,967 shares of the Issuer’s common stock held by Aquan. Walden and Luster are the members of Aquan and Wong and Wang are the managers of Aquan. Aquan, Walden, Luster, Wong and Wang share power to direct the voting and disposition of the shares. Each of Walden, Luster, Wong and Wang disclaim beneficial ownership of the shares except to the extent of his or its respective pecuniary interest therein.

(3) This percentage is calculated based upon 34,854,563 outstanding shares of the Issuer’s common stock, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q (File No. 001-38270) filed with the Securities and Exchange Commission on November 7, 2018.

CUSIP No. 03842Q108	Page 8 of 10 Pages

Item 1(a)	Name of Issuer

Aquantia Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices

105 E. Tasman Drive

San Jose, CA 95134

Item 2(a)	Name of Person Filing

Aquan LLC

Nauqa LLC

Walden CEL Global Fund I, L.P.

Luster Palace Limited

Hing Wong

Yizhe Wang

Item 2(b)	Address of Principal Business Office or, if none, Residence

333 Bush Street

Suite 2800

San Francisco, CA 94104

Item 2(c)	Citizenship

Entities:

Aquan LLC –Cayman Islands

Nauqa LLC – Cayman Islands

Walden CEL Global Fund I, L.P. – Cayman Islands

Luster Palace Limited – British Virgin Islands

Individual:

Hing Wong – United States of America

Yizhe Wang – People’s Republic of China

Item 2(d)	Title of Class of Securities

Common Stock, $0.00001 par value

Item 2(e)	CUSIP Number

03842Q108

Item 3

Not applicable.

CUSIP No. 03842Q108	Page 9 of 10 Pages

Item 4	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1

(a)

Amount beneficially owned: See Row 9 of cover page for each Reporting Person

(b)

Percent of class: See Row 11 of cover page for each Reporting Person

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)

Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.

(iii)

Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.

(iv)

Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6	Ownership of More than Five Percent of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

Not applicable.

CUSIP No. 03842Q108	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

AQUAN LLC

By: Walden CEL Global Fund I, L.P.
Its: Member

By:	/s/ Hing Wong
Name:	Hing Wong
Title:	Director

NAUQA LLC

By:	/s/ Hing Wong
Name:	Hing Wong
Title:	Sole Member

WALDEN CEL GLOBAL FUND I, L.P.

By:	/s/ Yizhe Wang
Name:	Yizhe Wang
Title:	Director

LUSTER PALACE LIMITED

By:	/s/ TANG Chi Chun
Name:	TANG Chi Chun
Title:	Director

/s/ Hing Wong
Hing Wong

/s/ Yizhe Wang
Yizhe Wang